April 7, 2020

Suying Liu
Chairman and Chief Executive Officer
Mountain Crest Acquisition Corp.
311 West 43rd Street, 12th Floor
New York, NY 10036

       Re: Mountain Crest Acquisition Corp.
           Amendment 1 to Draft Registration Statement on Form S-1 Filed March 26, 2020
           CIK No. 1803914

Dear Dr. Liu:

        We have reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form S-1 submitted March 26,
2020

Dilution, page 58

1. We note your updated disclosure in the second paragraph on page 58. However, it does not appear that the tables on pages 58 and 59 reflect the updated net tangible book value before the offering and related per share amounts. Please revise. Management, page 86

2. In the biographical paragraph of Mr. Nelson Haight, describe briefly his business experience during the past five years. See Item 401(e)(1) of Regulation S-K.
 Suying Liu
Mountain Crest Acquisition Corp.
April 7, 2020
Page 2

       You may contact Sisi Cheng, Staff Accountant, at (202) 551-5004 or Kevin
W. Stertzel,
Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-
3728 or Sherry Haywood, Senior Counsel, at (202) 551-3345 with any other questions.



                                                          Sincerely,
FirstName LastNameSuying Liu
                                                          Division of
Corporation Finance
Comapany NameMountain Crest Acquisition Corp.
                                                          Office of
Manufacturing
April 7, 2020 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName